ACQUISITION AGREEMENT

BY AND BETWEEN

OUTBACK STEAKHOUSE OF FLORIDA, INC.

OUTBACK STEAKHOUSE, INC.

YOXCO, INC.

AND

STEVEN E. YOXSIMER

NOVEMBER 4, 2002

ACQUISITION AGREEMENT

            THIS ACQUISITION AGREEMENT (this "Agreement") is dated this _______ of ____________ 2003, to be effective for all purposes as of November 4, 2002 and entered into by and among OUTBACK STEAKHOUSE OF FLORIDA, INC., a Florida corporation ("Buyer"), OUTBACK STEAKHOUSE, INC., a Delaware corporation (“OSI”), YOXCO, INC., a North Carolina corporation (“Seller”), and STEVEN E. YOXSIMER (“Shareholder”), SSN: ___________.

RECITALS

A.        Buyer is a wholly owned subsidiary of OSI.

B.         Buyer is the sole general partner and majority owner of the following Florida limited partnerships (“Partnerships”): Outback/Charlotte-I, Limited Partnership.

C.         Seller is the owner of the following limited partner interests in the Partnerships relating to the restaurants indicated (“Partnership Interests”):

            % PARTNERSHIP INTERESTS                RESTAURANT

                                    9%                                           3454 LAKE NORMAN

                                    9%                                           3458 BLOWING ROCK

                                    9%                                           4121 HILTON HEAD II

                                    9%                                           4122 GREENWOOD

D.        The Partnership Interests represent substantially all of the assets of Seller.

E.         The Shareholder owns all of the issued and outstanding shares of capital stock of Seller.

F.            Pursuant to the provisions hereof, Buyer desires to acquire from Seller, and Seller desires to transfer to Buyer, all right, title and interest in and to the Partnership Interests.

G.         The parties intend that the acquisition of the Partnership Interests shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (“Code”).

            NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows.

PURCHASE OF THE PARTNERSHIP INTEREST

1.1            Purchase and Sale.  Seller hereby sells, transfers, conveys, assigns and delivers to Buyer, and Buyer hereby accepts, all of the Partnership Interests, free and clear of any liens, claims, or encumbrances whatsoever (“Purchase”) with all representations and warranties of Seller and Shareholder contained in this Agreement.

1.2            Purchase Price.  The purchase price (“Purchase Price”) for the Partnership Interests shall be Nineteen Thousand Seven Hundred Fifty-three (19,753) shares of common stock, par value $.01, of OSI (“OSI Common Stock”).

1.3            Further Assurances.  Upon request at any time after the execution of this Agreement, the parties hereto shall execute and deliver such additional documents and take such additional actions as may reasonably be deemed necessary or advisable by any party in order to consummate the transactions contemplated by this Agreement and to vest more fully in Buyer the ownership of and the rights to the Partnership Interests.

Certificates. As soon as practicable after the Effective Date (as defined in Section 1.6), OSI shall deliver to Seller certificates representing the number of shares of OSI Common Stock constituting the Purchase Price as provided in Section 1.2 hereof. The OSI Common Stock constituting the Purchase Price shall be deemed issued at the Effective Date.

            1.5            Closing of Transfer Books. Upon execution of this Agreement, the stock transfer books of Seller shall be closed and no transfer of capital stock of Seller shall thereafter be made.

            1.6            Effective Date.  The parties agree that the purchase of the Partnership Interests shall be deemed effective as of November 4, 2002 (“Effective Date”) and Buyer shall be allocated all taxable income or loss, and Buyer shall be entitled to all distributions, from the Partnerships from and after the Effective Date.  From and after the Effective Date Seller shall have no interest in the Partnership whatsoever and Buyer shall be the sole owner of the Partnership Interests as of the Effective Date. From and after the Effective Date Seller’s sole right shall be the right to receive the OSI Common Stock constituting the Purchase Price.

LIABILITIES OF SELLER AND PARTNERSHIPS

2.1            Liabilities Defined.  As used in this Agreement, the term "Liability" shall mean and include any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured.

2.2            No Liabilities of Seller Assumed.  Buyer and OSI are not assuming any Liabilities of Seller whatsoever and all such Liabilities shall be and remain the responsibility of Seller.

2.3            Dissolution of Seller.   Nothing contained in this Agreement shall be construed as prohibiting Seller from dissolving after the Purchase and transferring to the Shareholder the OSI Common Stock.

3.            REPRESENTATIONS AND WARRANTIES OF THE SELLER AND SHAREHOLDER

            Seller and Shareholder each represent and warrant to Buyer and OSI that each of the following is true and correct in all material respects as of the date hereof, except to the extent identified in disclosure schedules attached to or accompanying this Agreement (the “Disclosure Schedules”).

            3.1            General.

            3.1(a)            Organization.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina.  The Articles of Incorporation and By-Laws of Seller attached hereto as Exhibit 3.1(a) are true and accurate copies thereof and are in full force and effect and have not been modified or amended.

            3.1(b)            Power.  Seller has all requisite corporate power and authority to own, operate and lease its properties, to carry on its businesses as and where such are now being conducted.

            3.1(c)            Qualification.  Seller is duly licensed or qualified to do business and is in good standing as a foreign corporation in every jurisdiction where the failure to so qualify would have a material adverse effect on Seller’s business, operations, assets or financial condition.

                        3.1(d)            Subsidiaries.   Seller does not own any interest in any corporation, partnership, limited liability company or other entity, except for ownership of the Partnership Interests.

            3.2            Capitalization of Seller.

3.2(a)            The authorized capital stock of Seller consists of One Hundred Thousand (100,000) common shares, par value $1.00. There are One Hundred (100) common shares issued and outstanding, all of which are owned of record and beneficially solely by Shareholder. There are no rights or options to acquire capital stock of Seller.  All of the issued and outstanding shares of capital stock of Seller have been duly authorized and validly issued and are fully paid and nonassessable. There are no shares of capital stock of Seller held in its treasury.

3.2(b)            There are no voting trusts, shareholder agreements or other voting arrangements to which Seller or Shareholder is a party.

3.2(c)            There is no outstanding subscription, contract, convertible or exchangeable security, option, warrant, call or other right obligating Seller or Shareholder to issue, sell, exchange or otherwise dispose of, or to purchase, redeem or otherwise acquire, shares of, or securities convertible into or exchangeable for, capital stock of Seller.

Authority.  Seller has the corporate power and authority to execute, deliver and perform its obligations under this Agreement.  The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Seller pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate and shareholder action on the part of Seller. The execution, delivery and performance by Seller of this Agreement and all other documents executed or to be executed in connection with this Agreement and the consummation of the transactions provided for herein have been duly authorized and approved by the board of directors and shareholder of Seller as required by the laws of the State of North Carolina and Seller’s corporate governance documents.  No other or further act or proceeding on the part of Seller, its directors or shareholder is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Seller pursuant hereto or the consummation of the transactions contemplated hereby and thereby.  This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Seller pursuant hereto will constitute, valid binding agreements of Seller, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally, and the availability of equitable remedies may be limited by general equitable principles.

            3.4.            No Violation.  Neither the execution and delivery of this Agreement or the other documents and instruments to be executed and delivered by the Seller and the Shareholder pursuant hereto, nor the consummation by the Seller of the transactions contemplated hereby and thereby (a) will violate any applicable statute, ordinance, rule or regulation (collectively “Laws”) or any applicable order, writ, injunction, judgment, plan or decree (collectively “Orders”), (b) will require any authorization, consent, approval, exemption or other action by or notice to any court, arbitrator, department, commission, board, bureau, agency, authority, instrumentally or other body, whether federal, state, municipal, foreign country or other (collectively “Government Entities”), or (c)  will violate or conflict with, or constitute a default or breach (or an event which, with notice or lapse of time, or both, would constitute a default or breach) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any Lien (as defined in Section 3.6(b)) upon any of the assets of Seller  under any term or provision of the articles of incorporation, by-laws, or other governing document of Seller or of any material contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Seller is a party or by which Seller or any of its respective assets or properties may be bound or affected.

3.5            Absence of Liabilities.  Seller does not have any Liabilities that would in any manner impair any of the Partnership Interests or result in any Lien on any of the Partnership Interests. Shareholder has no knowledge of any basis for the assertion against Seller of any Liability and to the knowledge of the Shareholder, there are no circumstances, conditions, happenings, events or arrangements, contractual or otherwise, which may give rise to Liabilities that would result in any Lien on any of the Partnership Interests or have a material adverse effect on any of the Partnership Interests.

            3.6            Ownership of Partnership Interests.

                        3.6(a)            Exclusive Ownership.  Seller is the sole and exclusive record and beneficial owner of the Partnership Interests.  No person or entity other than Seller has any right, title or interest in or to any of the Partnership Interests.

                        3.6(b)            Title to Partnership Interests.  Seller has, and has transferred to Buyer, good and valid title to the Partnership Interests, free and clear of all mortgages, liens (statutory or otherwise), security interests, claims, pledges, licenses, equities, options, conditional sales contracts, assessments, levies, covenants, charges or encumbrances of any nature whatsoever, perfected or unperfected (collectively “Liens”).  None of the Partnership Interests are subject to any restrictions with respect to the transferability thereof, except those restrictions contained in the Agreements of Limited Partnership of the Partnerships. Seller has complete and unrestricted power and right to sell, assign, convey and deliver the Partnership Interests to Buyer as contemplated hereby.  Buyer has received good and valid title to all the Partnership Interests, free and clear of all Liens of any nature whatsoever. Seller shall defend Buyer’s title to the Partnership Interests against any and all claims.

                        3.6(c)            No Default. Seller is not in default under any agreement, contract or commitment, nor has any event or omission occurred which through the passage of time or the giving of notice, or both, would constitute a default thereunder or cause the acceleration of any of its obligations or result in the creation of any Lien on any of the Partnership Interests.

            3.7            Tax Liabilities. Seller and Shareholder have timely filed or caused to be filed all federal, foreign country, state, county and local tax returns and reports required to be filed by them by the Effective Date, including those with respect to income, payroll, property, withholding, social security, unemployment, franchise, excise and sales taxes.  All such tax returns and reports were true and correct in all material respects. Seller and Shareholder have either paid or caused to be paid in full all taxes that have become due as reflected on any tax return or report required to be filed by them by the Effective Date and any interest and penalties with respect thereto.    No extension or waiver of any statute of limitations or time within which to file any return has been granted to Seller or Shareholder with respect to any tax. To the knowledge of the Shareholder, no unsatisfied deficiency, delinquency or default for any tax, assessment or governmental charge has been claimed, proposed or assessed against Seller or Shareholder nor has Seller or Shareholder received written notice of any such deficiency, delinquency or default.

Seller shall have sole responsibility for filing or causing to be filed all required tax returns for Seller for all periods.

3.8            Absence of Undisclosed Liabilities.  Seller and Shareholder have no knowledge of any basis for the assertion against any of Seller or any of the Partnerships of any Liability and to the knowledge of the Seller and Shareholder, there are no circumstances, conditions, happenings, events or arrangements, contractual or otherwise, which may give rise to Liabilities of Seller or any of the Partnerships, except for liabilities and obligations incurred in the ordinary course of business.

            3.9            Litigation and Government Claims.  Except as previously disclosed to Buyer, there is no action, suit, claim, proceeding, arbitration, investigation or inquiry, whether civil, criminal or administrative ("Litigation") pending or, to the knowledge of the Shareholder, threatened against the Seller or any of the Partnerships or to which any of their business or assets is subject, nor does Shareholder know, or have grounds to know, of any basis for any unasserted Litigation of any nature that might be asserted against Seller or any of the Partnerships.

            3.10            Compliance With Laws and Orders.

                        3.10(a)            Compliance.   To the knowledge of the Shareholder, each of Seller and the Partnerships are in material compliance with all applicable Laws and Orders, including, without limitation, those applicable to discrimination in employment, occupational safety and health, trade practices, competition and pricing, product warranties, zoning, building and sanitation, employment, retirement and labor relations and product advertising.  Except as previously disclosed to Buyer, none of Seller or the Partnerships has received notice of any violation or alleged violation of, and is subject to no Liability for past or continuing violation of, any Laws or Orders.

     3.11            Absence of Certain Changes.  Except as previously disclosed to Buyer in writing by Seller or Shareholder, Seller and Shareholder have no knowledge of any of the following with respect to any of the Partnerships:

                        3.11(a)            No Adverse Change.  Any material adverse change in the financial condition, assets, Liabilities, business, prospects or operations of any of the Partnerships;

                        3.11(b)            No Damage.  Any material loss, damage or destruction, whether covered by insurance or not, affecting any business or properties of any of the Partnerships;

                        3.11(c)            No Increase in Compensation.  Other than in the ordinary course of business, any increase in the compensation, salaries or wages payable or to become payable to any employee of the Partnerships (including, without limitation, any increase or change pursuant to any bonus, pension, profit sharing, retirement or other plan or commitment), or any bonus or other employee benefit granted, made or accrued;

                        3.11(d)            No Labor Disputes.  Any labor dispute or disturbance, other than routine individual grievances which are not material to the business, financial condition or results of operations of any of the Partnerships;

                        3.11(e)            No Commitments.  Any material commitment or transaction by any of the Partnerships (including, without limitation, any borrowing or capital expenditure) other than in the ordinary course of business;

                        3.11(f)            No Disposition of Property.  Any sale, lease or other transfer or disposition of any properties or assets of any of the Partnerships, except in the ordinary course of business;

3.11(g)            No Indebtedness.  Any indebtedness for borrowed money incurred, assumed or guaranteed by any of the Partnerships;

                        3.11(h)            No Liens.  Any Lien made on any of the properties or assets of any of the Partnerships other than liens for taxes not yet due and payable;

                        3.11(i)            No Amendment of Contracts.  Any entering into, amendment or termination by any of the Partnerships of any contract, or any waiver of material rights thereunder, other than in the ordinary course of business;

                        3.11(j)            No Unusual Events.  Any other event or condition not in the ordinary course of business of any of the Partnerships.

            3.12            No Brokers or Finders.  None of Seller, Shareholder nor any of their respective managers, officers, employees, members or agents have retained, employed or used any broker or finder in connection with the transaction provided for herein or in connection with the negotiation thereof.

            3.13            Disclosure.  No representation or warranty by the Seller or Shareholder in this Agreement, nor any statement, certificate, schedule, document or exhibit hereto furnished or to be furnished by or on behalf of the Seller or Shareholder pursuant to this Agreement or in connection with the transactions contemplated hereby, contains or shall contain (when considered in light of the entirety of all information provided to Buyer) any misstatement of any material fact or omits any material fact necessary to make the statements contained therein not misleading.   Each of Seller and the Shareholder has disclosed to OSI and Buyer all facts known to them that are material to Seller's and each of the Partnership's respective businesses, assets, operations, financial condition or prospects.

            3.14            Compliance With Laws. Seller and the Shareholder have no actual knowledge that Seller or any of the Partnerships is not in compliance with any such laws applicable to their respective business, where failure to so comply would have a material adverse effect on their business, operations, properties, assets or conditions.

4.            REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

In addition to the representations and warranties contained in Section 3, Shareholder represents and warrants to Buyer as follows:

            4.1            Authority and Validity. He has the capacity and authority to execute, deliver and perform this Agreement and all other agreements and documents he is executing or will execute in connection herewith or therewith.

            4.2            Binding Effect. This Agreement and the other documents executed or to be executed by him in connection with this Agreement have been or will have been duly executed and delivered by him and are or will be, when executed and delivered, his legal, valid and binding obligations enforceable in accordance with their terms except that:

4.2(a)            enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights; and

4.2(b)            the availability of equitable remedies may be limited by equitable principles of general applicability.

            4.3            Ownership. The Shareholder is the sole record and beneficial owner of all of the issued and outstanding capital stock of Seller.  No person or entity has any rights (in any form) to acquire any capital stock of Seller from the Shareholder.

Voting. The Shareholder acknowledges that in his individual capacity as a shareholder (and as a director) of Seller, he has voted in favor of the execution and delivery of this Agreement.

4.5            Compliance with Other Instruments. Neither the execution and delivery by Shareholder of this Agreement, nor the consummation by the Shareholder of the transactions contemplated hereby and thereby will violate, breach, be in conflict with or constitute a default under or permit the termination or the acceleration of maturity of or result in the imposition of any lien, claim or encumbrance upon any material property or asset of the Shareholder pursuant to any note, bond, indenture, mortgage, deed of trust, evidence of indebtedness, loan or lease agreement, other agreement or instrument (including with customers), judgment order, injunction or decree by which the Shareholder is bound, to which the Shareholder is a party or to which the Shareholder is subject.

            4.6            Securities Law Compliance. The Shareholder represents, warrants and covenants to Buyer and OSI that:

4.6(a)            the Shareholder has received all schedules and exhibits and the documents to be furnished pursuant to Section 6.8;

4.6(b)            the Shareholder has had the opportunity to ask questions of and receive answers from representatives of the management of OSI concerning the terms and conditions of the transactions contemplated hereby and to obtain all additional information that OSI possesses or could acquire without unreasonable expense that is necessary to verify the accuracy of information furnished to the Shareholder.

4.6(c)            OSI and Buyer have furnished the Shareholder with all information requested and full access to materials concerning OSI and Buyer which the Shareholder and/or his/her advisors deemed necessary to properly evaluate the purchase of the Partnership Interest in exchange for common stock of OSI. Such information and access have been made available and utilized to the extent the Shareholder considers necessary and advisable in making an informed investment decision, and the Shareholder has consulted his/her own tax advisor and understands the evaluation of such materials may require the assistance of experts and the Shareholder has utilized such experts to the extent deemed necessary.

4.6(d)            The Shareholder understands that the OSI Common Stock to be received is an investment of a speculative nature and the Shareholder must bear the risks thereof for an indefinite period of time. The Shareholder has adequate means for providing for his needs, is able to bear the economic risk of the investment and has no need for liquidity in the OSI Common Stock to be received in the transactions provided for in this Agreement.

4.6(e)            The Shareholder and/or his/her representatives or advisors who have acted with or on behalf of the Shareholder and who have advised the Shareholder in this matter have such knowledge and experience in financial and business matters that the Shareholder and/or his representatives are capable of evaluating the merits and risks of the Purchase and receipt of OSI Common Stock.

4.6(f)            The Shareholder is participating in the Purchase solely for his account as a private investment, and the Shareholder has no present agreement, understanding, arrangement or intention to sell or transfer all or any portion of the shares of OSI Common Stock to be issued in the Purchase to any other person or persons. The Shareholder does not presently intend to enter into any such agreement or undertaking and there are no present circumstances that will compel the Shareholder to sell any OSI Common Stock so received. The Shareholder will not sell or otherwise transfer the shares (except for de minimis gifts of shares) unless they are registered under the Securities Act and applicable state securities laws or, in the opinion of OSI and its counsel, an exemption from registration is available therefore.

4.6(g)            The investment by the Shareholder in OSI Common Stock pursuant to the Purchase is a suitable investment for the Shareholder given the investment goals and objectives of the Shareholder.

4.6 (h)            The Shareholder agrees to indemnify and hold OSI and Buyer and each of their respective officers, directors and advisors harmless against all liability arising out of or in connection with any purchase, resale or distribution by the Shareholder of any OSI Common Stock received hereby which is effected other than in strict compliance with the terms hereof and applicable law.

4.6(i)            The Shareholder understands that the shares of OSI Common Stock to be issued in the Purchase will not be registered under the Securities Act, nor any state securities laws, and such OSI Common Stock may not be sold or transferred except in compliance with such laws. Neither OSI nor Buyer will have any obligation to register any such OSI Common Stock.

4.6(j)            The Shareholder understands that OSI will place an appropriate legend on the certificate representing OSI Common Stock to be received restricting the transfer of the shares (pursuant to Rule 144 paragraph (a)(3) and holding period meaning paragraph (d)(1) of Rule 144 and stop-transfer instructions will be given to the transfer agent for the OSI Common Stock with respect to such certificates.

4.6(k)            The Shareholder is a natural person (i) whose net worth (the excess of total assets over total liabilities), individually or jointly with his/her spouse, exceeds $1,000,000 (inclusive of the value of home, home furnishings and automobiles); or (ii) who had an Individual Annual Adjusted Gross Income in excess of $200,000 in each of the two most recent tax years or joint income with his/her spouse in excess of $300,000 in each of those years and reasonably expects to reach the same income level in the current tax year.

                        4.6(l)            The Shareholder is a resident of the state of North Carolina.

            4.7            Payment of Liabilities. Seller and the Shareholder covenant and agree that all debts and liabilities of Seller shall be paid or satisfied in full.

5.            REPRESENTATIONS, WARRANTIES AND COVENANTS OF BUYER

            Buyer represents and warrants to the Seller and Shareholder that each of the following is true and correct in all material respects.

            5.1            Corporate.

                        5.1(a)            Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida.

            5.1(b)            Corporate Power.  Buyer has all requisite corporate power and authority to own, operate and lease its properties, to carry on its businesses as and where such are now being conducted.

            5.2            Authority.  The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Buyer pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Buyer.  No other corporate act or proceeding on the part of Buyer or its shareholders is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Buyer pursuant hereto or the consummation of the transactions contemplated hereby and thereby.  This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Buyer pursuant hereto will constitute, valid and binding agreements of Buyer, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, and by general equitable principles.

            5.3            No Brokers or Finders.  Neither Buyer nor any of its directors, officers, employees or agents have retained, employed or used any broker or finder in connection with the transaction provided for herein or in connection with the negotiation thereof.

5.4            Disclosure.  No representation or warranty by Buyer in this Agreement, nor any statement, certificate, schedule, document or exhibit hereto furnished or to be furnished by or on behalf of Buyer pursuant to this Agreement or in connection with transactions contemplated hereby, contains or shall contain any untrue statement of material fact or omits or shall omit a material fact necessary to make the statements contained therein not misleading.

6.            REPRESENTATIONS AND WARRANTIES OF OSI AND BUYER

OSI and Buyer, jointly and severally, represent and warrant to Seller and the Shareholder as follows:

            6.1            Organization and Good Standing. OSI and Buyer are corporations duly organized, validly existing and in good standing under the laws of the States of Delaware and Florida, respectively.

            6.2            Foreign Qualification. OSI and Buyer are duly qualified or licensed to do business and in good standing as a foreign corporation in every jurisdiction where the failure to so qualify could have a material adverse effect on their respective business, operations, assets or financial condition.

            6.3            Power and Authority. OSI and Buyer each have the corporate power and authority and all licenses and permits required by governmental authorities to own, lease and operate their respective properties and assets and to carry on their respective business as currently being conducted.

            6.4            Authority and Validity. OSI and Buyer each have the corporate power and authority to execute, deliver and perform their respective obligations under this Agreement and the other documents executed or to be executed by OSI and Buyer in connection with this Agreement and the execution, delivery and performance by OSI and Buyer of this Agreement and the other documents executed or to be executed by OSI and Buyer in connection with this Agreement have been duly authorized by all necessary corporate action.

            6.5            Binding Effect. This Agreement and the other documents executed or to be executed by OSI and Buyer in connection with this Agreement have been or will have been duly executed and delivered by OSI and Buyer and are or will be, when executed and delivered, the legal, valid and binding obligations of OSI and Buyer, enforceable in accordance with their terms except that:

6.5(a)            enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights; and

6.5(b)            the availability of equitable remedies may be limited by equitable principles of general applicability.

            6.6            Compliance with Other Instruments. Neither the execution and delivery of this Agreement or the other documents and instruments to be executed and delivered by the Buyer and OSI pursuant hereto, nor the consummation of the transactions contemplated hereby and thereby will violate or conflict with, or constitute a default or breach (or an event which, with notice or lapse of time, or both, would constitute a default or breach) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any Lien (as defined in Section 3.6(b)) upon any of the assets of Buyer or OSI under any term or provision of the articles of incorporation, by-laws, partnership agreement or other governing document of Buyer or OSI or of any material contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Buyer or OSI is a party or by which Buyer or OSI or any of their respective assets or properties may be bound or affected.

            6.7            Capitalization of OSI. The authorized capital stock of OSI consists of Two Hundred Million (200,000,000) shares of Common Stock, $.01 par value and Two Million (2,000,000) shares of Preferred Stock, $.01 par value, of which approximately ZXZ76,000,000 shares of Common Stock and no shares of Preferred Stock were issued and outstanding as of ZXZFebruary 28, 2003. All of the issued and outstanding shares of OSI Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. The shares of OSI Common Stock to be issued pursuant to the Purchase, when issued and delivered, will be duly authorized, validly issued, fully paid and non-assessable. As of the date hereof, except for (i) employee and director stock options to acquire shares of OSI Common Stock; and (ii) employee stock ownership plans, there are no options, warrants or other rights, agreements or commitments outstanding obligating Buyer or OSI to issue shares of its capital stock. All of the outstanding shares of capital stock of Buyer are owned by OSI, free and clear of any lien or encumbrance.

            6.8            SEC Reports. ZXZconfirm dates OSI has delivered to Seller and the Shareholder true and complete copies of its (i) Annual Report on Form 10-K for the year ended December 31, 2002; (ii) Proxy Statement used in connection with its 2003 Annual Meeting of Shareholders; (iii) 2002 Annual Report to Shareholders; (iv) all periodic reports, if any, on Form 8-K filed with the Securities and Exchange Commission (“SEC”) since December 31, 2002, to the date hereof; and (v) all Forms 10-Q, if any, filed with the SEC since December 31, 2002, to the date hereof. Such documents and reports did not on their dates or the date of filing, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. OSI has filed all material documents required to be filed by it with the SEC and all such documents complied as to form with the applicable requirements of law. Copies of all other reports filed by OSI with the SEC from the date hereof to and including the Effective Date have been or will be delivered to Seller and the Shareholder. All financial statements and schedules included in the documents referred to in this Section 6.8 were prepared in accordance with generally accepted accounting principles, applied on a consistent basis except as noted therein and fairly present the information purported to be shown therein.

            6.9            Absence of Certain Changes or Events. Except as disclosed in public filings by OSI with the SEC prior to the date hereof and the Effective Date, since December 31, 2002, there has not been any material adverse change in the financial condition, results of operations or the business, properties, assets or liabilities of Buyer or OSI.

7.            INDEMNIFICATION

            7.1            By the Seller and Shareholder.  Subject to the terms and conditions of thisSection 7, Seller and the Shareholder jointly and severally, hereby agree to indemnify, defend and hold harmless Buyer, OSI, the Partnership, and each of their respective directors, officers, employees and Affiliates (hereinafter "Buyer's Indemnitees"), from and against all Claims asserted against, resulting to, imposed upon, or incurred by Buyer's Indemnitees or the Partnership Interests transferred to Buyer pursuant to this Agreement, directly or indirectly, by reason of, arising out of or resulting from (a) the inaccuracy or breach of any representation or warranty of any of Seller or the Shareholder contained in or made pursuant to this Agreement (regardless of whether such breach is deemed “material”); (b) the breach of any covenant of any of Seller or the Shareholder contained in this Agreement (regardless of whether such breach is deemed “material”).  As used in this Section 7, the term "Claim" shall include (i) all Liabilities and Liens; (ii) all losses, damages, judgments, awards, settlements approved by the Buyer (such approval shall not be unreasonably withheld or delayed), costs and expenses (including, without limitation, interest (including prejudgment interest in any litigated matter), penalties, court costs and reasonable attorneys’ fees and expenses); and (iii) all demands, claims, suits, actions, costs of investigation, costs of defense, causes of action, proceedings and assessments, whether or not ultimately determined to be valid.

            7.2            By Buyer.  Subject to the terms and conditions of this Section 7, Buyer hereby agrees to indemnify, defend and hold harmless the Seller and Shareholder and their directors, officers, employees and Affiliates from and against all Claims asserted against, resulting to, imposed upon or incurred by any such person, directly or indirectly, by reason of or resulting from (a) the inaccuracy or breach of any representation or warranty of Buyer contained in or made pursuant to this Agreement (regardless of whether such breach is deemed "material"); (b) the breach of any covenant of Buyer contained in this Agreement (regardless of whether such breach is deemed "material").

            7.3            Indemnification of Third‑Party Claims.  The obligations and liabilities of any party to indemnify any other under this Section 7 with respect to Claims relating to third parties shall be subject to the following terms and conditions:

                        7.3(a)            Notice and Defense.  The party or parties to be indemnified (whether one or more, the "Indemnified Party") will give the party from whom indemnification is sought (the "Indemnifying Party") written notice of any such Claim, and the Indemnified Party shall have the right to undertake the defense thereof, at the expense of the Indemnifying Party, by representatives and counsel approved by the Indemnified Party in its sole and absolute discretion.  Failure to give such notice shall not affect the Indemnifying Party's duty or obligations under this Section 7, except to the extent the Indemnifying Party is prejudiced thereby.  The Indemnified Party shall have the right to settle any Claim asserted by a third party and shall be entitled to indemnification therefore.   Each party shall make available to the other all records and other materials required by them and in the possession or under the control of such party, for the use of the other party in defending any such Claim, and shall in other respects give reasonable cooperation in such defense.

                        7.3(b)            Right to Settle The Indemnified Party shall have the right to undertake the defense, compromise or settlement of any Claim asserted by a third party or consent to the entry of a judgment with respect to such Claim, on behalf of and for the account and risk of the Indemnifying Party, and the Indemnifying Party shall thereafter have no right to challenge the Indemnified Party's defense, compromise, settlement or consent to judgment.

                        7.3(c)            Indemnified Party's Rights.  Anything in thisSection 7 to the contrary notwithstanding, (i) if there is a reasonable probability that a Claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, the Indemnified Party shall have the right to defend, compromise or settle such Claim, and (ii) the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all Liability in respect of such Claim.

            7.4            Payment.  The Indemnifying Party shall promptly pay the Indemnified Party any amount due under this Section 7, which payment may be accomplished in whole or in part, at the option of the Indemnified Party, by the Indemnified Party setting off any amount owed to the Indemnifying Party by the Indemnified Party.  To the extent set‑off is made by an Indemnified Party in satisfaction or partial satisfaction of an indemnity obligation under this Section 7 that is disputed by the Indemnifying Party, upon a subsequent determination by final judgment not subject to appeal that all or a portion of such indemnity obligation was not owed to the Indemnified Party, the Indemnified Party shall pay the Indemnifying Party the amount which was set off and not owed together with interest from the date of set‑off until the date of such payment at an annual rate equal to the average annual rate in effect as of the date of the set‑off, on those three maturities of United States Treasury obligations having a remaining life, as of such date, closest to the period from the date of the set‑off to the date of such judgment.  Upon judgment, determination, settlement or compromise of any third party Claim, the Indemnifying Party shall pay promptly on behalf of the Indemnified Party, and/or to the Indemnified Party in reimbursement of any amount theretofore required to be paid by it, the amount so determined by judgment, determination, settlement or compromise and all other Claims of the Indemnified Party with respect thereto, unless in the case of a judgment an appeal is made from the judgment.  If the Indemnifying Party desires to appeal from an adverse judgment, then the Indemnifying Party shall post and pay the cost of the security or bond to stay execution of the judgment pending appeal.  Upon the payment in full by the Indemnifying Party of such amounts, the Indemnifying Party shall succeed to the rights of such Indemnified Party, to the extent not waived in settlement, against the third party who made such third party Claim.

7.5            No Waiver.  The closing of the transactions contemplated by this Agreement shall not constitute a waiver by any party of its rights to indemnification hereunder, regardless of whether the party seeking indemnification has knowledge of the breach, violation or failure of condition constituting the basis of the Claim at or before the closing, and regardless of whether such breach, violation or failure is deemed to be "material".

7.6            Survival of Indemnification.  The indemnification obligations of the parties contained in this Section 7 shall survive the date of this Agreement and the Purchase for all Claims brought or demands for indemnification made prior to the expiration of five (5) years from the Effective Date.

8.            ADDITIONAL DOCUMENTS

            8.1            Documents to be Delivered by the Seller and Shareholder.  To the extent not previously delivered to Buyer, Seller and Shareholder shall deliver to Buyer the following documents, in each case duly executed or otherwise in proper form:

                        8.1(a)            Certified Resolutions.  A certified copy of the resolutions of the directors and shareholder of Seller authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement.

                        8.1(b)            Incumbency Certificate.  Incumbency certificates relating to each person executing any document executed and delivered to Buyer pursuant to the terms hereof.

                        8.1(c)            Other Documents.  Such other certificates of authority and documents as Buyer may reasonably request.

9.            MISCELLANEOUS

            9.1            Further Assurance.  From time to time, upon request and without further consideration, the parties will execute and deliver such documents and take such other action as may be reasonably requested in order to consummate more effectively the transactions contemplated hereby, including, but not limited to, vesting in Buyer good and valid title to the Partnership Interest being transferred hereunder.

            9.2            Disclosures and Announcements.  Both the timing and the content of all disclosure to third parties and public announcements concerning the transactions provided for in this Agreement by the Buyer or Seller shall be subject to the approval of the other in all essential respects, except that Seller’s approval shall not be required as to any statements and other information which Buyer may submit to the Securities and Exchange Commission, NYSE or the stockholders of Buyer or Buyer’s Affiliates, or be required to make pursuant to any rule or regulation of the SEC or NYSE, or otherwise required by law.

            9.3            Assignment; Parties in Interest.

                        9.3(a)            Assignment.  Except as expressly provided herein, the rights and obligations of a party hereunder may not be assigned, transferred or encumbered without the prior written consent of the other parties.  Notwithstanding the foregoing, Buyer may, without consent of any other party, cause one or more subsidiaries or Affiliates of Buyer to carry out all or part of the transactions contemplated hereby (except for the issuance of the OSI common stock by OSI); provided, however, that Buyer shall, nevertheless, remain liable for all of its obligations, and those of any such subsidiary, to the Seller and Shareholder hereunder.

                        9.3(b)            Parties in Interest.  This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto.  Nothing contained herein shall be deemed to confer upon any other person any right or remedy under or by reason of this Agreement.

9.4            Governing Law.The validity, interpretation, and performance of this Agreement shall be governed by the laws of the State of Florida without giving effect to the principles of comity or conflicts of laws thereof.

9.5            Consent to Personal Jurisdiction and Venue; Waiver of Jury Trial; Attorney’s Fees.Seller, Buyer and the Shareholder hereby consent to personal jurisdiction and venue, for any action arising out of a breach or threatened breach of this Agreement or out of the relationship established by this Agreement, exclusively in the United States District Court for the Middle District of Florida, Tampa Division, or in the Circuit Court in and for Hillsborough County, Florida. Seller, Buyer and the Shareholder hereby agree that any action brought by such person or entity, alone or in combination with others, whether arising out of this Agreement or otherwise, shall be brought exclusively in the United States District Court for the Middle District of Florida, Tampa Division, or in the Circuit Court in and for Hillsborough County, Florida.  Seller, Buyer and the Shareholder hereby agrees that any controversy that may arise of this Agreement would involve complicated and difficult factual and legal issues and that, as a result, any action shall be determined by a judge and not a jury.  In the event of any legal proceeding arising, directly or indirectly, from this Agreement, the prevailing party in such legal proceedings shall be entitled to attorney’s fees and costs from the non-prevailing party.

            9.6        Amendment and Modification.  Buyer, Seller and the Shareholder may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing.

            9.7            Notice.  All notices, requests, demands and other communications hereunder shall be given in writing and shall be: (a) personally delivered; or (b) sent to the parties at their respective addresses indicated herein by registered or certified U.S. mail, return receipt requested and postage prepaid, or by private overnight mail courier service.  The respective addresses to be used for all such notices, demands or requests are as follows:

                        (a)            If to Buyer or OSI, to:

                                    Outback Steakhouse, Inc.

                                    2202 North West Shore Boulevard, Suite 500

                                    Tampa, Florida  33607

                                    Attention:  Joseph J. Kadow, General Counsel

or to such other person or address as Buyer shall furnish to the Seller and Shareholder in writing.

                        (b)            If to Seller or any Shareholder, to:

                                    Steven E. Yoxsimer

                                    1809 East Blvd, Suite 202

                                    Charlotte, NC 28203

or to such other person or address as Seller or Shareholder shall furnish to Buyer in writing.

            If personally delivered, such communication shall be deemed delivered upon actual receipt; if sent by overnight courier pursuant to this paragraph, such communication shall be deemed delivered upon receipt; and if sent by U.S. mail pursuant to this paragraph, such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal.  Any party to this Agreement may change its address for the purposes of this Agreement by giving notice thereof in accordance with this Section.  Notices sent by facsimile or other electronic means shall not constitute notice under this Agreement.

            9.8            Expenses.  Each of the parties shall bear its own expenses and the expenses of its counsel, accountants, and other agents in connection with the transactions contemplated hereby.

            9.9            Costs of Litigation.  The parties agree that the prevailing party in any action brought with respect to or to enforce any right or remedy under this Agreement shall be entitled to recover from the other party or parties all reasonable costs and expenses of any nature whatsoever incurred by the prevailing party in connection with such action, including without limitation reasonable attorneys' fees and prejudgment interest.

9.10            Entire Agreement.  This instrument and the agreements referred to herein embody the entire agreement between the parties hereto with respect to the transactions contemplated herein, and there have been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein.

9.11            Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.12            Headings.  The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

9.13            Affiliate.  For purposes of this Agreement the term “Affiliate” shall mean, with respect to any person, a person or entity controlled by, controlling or under common control with, such person.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

ATTEST:                                                                      “BUYER”

OUTBACK STEAKHOUSE OF FLORIDA, INC., a Florida corporation

______________________________ By:__________________________________

Joseph J. Kadow, Secretary                    Paul E. Avery, President

                                                                                    “OSI”

OUTBACK STEAKHOUSE, INC., a Delaware corporation

______________________________ By:__________________________________

Joseph J. Kadow, Secretary             Robert S. Merritt, Senior Vice President

ATTEST:                                                                      “SELLER”

YOXCO, INC., a North Carolina corporation

______________________________ By:__________________________________

STEVEN E. YOXSIMER, Secretary                                              STEVEN E. YOXSIMER, President

                                                                                    “SHAREHOLDER”

__________________________________

                                                                                    STEVEN E. YOXSIMER, individually